SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated December 11, 2006
BIOMIRA INC.
(Translation of registrant’s name into English)
Edmonton Research Park
2011–94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☑
(for past years ending in calendar year 1996)	(commencing in calendar year 1997)
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE
On December 8, 2006, Biomira Inc. filed with the System for Electronic Document Analysis and Retrieval in Canada a Business Acquisition Report dated December 8, 2006 related to Biomira’s acquisition of ProlX Pharmaceuticals Corporation. A copy of this document is attached to this report as Exhibit 1. In addition, the consents of ProlX’s auditors regarding the historical financial statements of ProlX included in the Business Acquisition Report and incorporated by reference in the Company’s Registration Statement (File No. 333-137342) are attached to this report as Exhibits 2 and 3 and certain comments from Deloitte & Touche LLP regarding the compilation report included in the Business Acquisition Report are attached as Exhibit 4.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Business Acquisition Report dated December 8, 2006
2	Consent of McConnell & Jones LLP dated December 8, 2006
3	Consent of Beach, Fleischman & Co., P.C. dated December 8, 2006
4	Comments by Independent Registered Chartered Accountants to U.S. Readers on United States of America — Canada Reporting Differences dated December 8, 2006
Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, the referenced Business Acquisition Report may contain statements that are forward looking. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.
Forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including those predicting adequacy of financing and reserves on hand; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in our 2005 Annual Report.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: December 11, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer

Exhibit 1
BIOMIRA INC.

BUSINESS ACQUISITION REPORT

December 8, 2006

Biomira Inc.
Form 51-102 F4
Business Acquisition Report
Item 1 Identity of Company
1.1 Name and Address of Company
Biomira Inc.
2011 — 94 Street
Edmonton, Alberta
Canada T6N 1H1
1.2 Executive Officer
Robert L. Kirkman, M.D.
President and Chief Executive Officer
Telephone: (780) 490-2800
Item 2 Details of Transaction
2.1 Nature of Business Acquired
Pursuant to an Agreement and Plan of Reorganization (the “Agreement”), dated October 30, 2006 (“the closing date”), between Biomira Inc. (the “Company” or “Biomira”), Biomira Acquisition Corporation (the “Subsidiary”), a newly-formed wholly-owned subsidiary of the Company, ProlX Pharmaceuticals Corporation (“ProlX”) and two of the principal stockholders of ProlX, the Company acquired 100% interest in ProlX by way of merger with the Subsidiary. ProlX, a privately-held biopharmaceutical company located in Tucson, Arizona and Houston, Texas, is focused on the development of novel therapeutics for the treatment of cancer. ProlX is developing small-molecule drugs that inhibit redox and cell-survival signaling proteins.
2.2 Date of Acquisition
October 30, 2006

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2.3 Consideration
The purchase price for ProlX consisted of U.S. $3 million in cash from the Company’s existing financial resources and 17,877,777 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. Of the total purchase price paid, 2,681,667 shares of Biomira common stock will be held in escrow and 1,000,000 shares of Biomira common stock will be held in special escrow. The escrow is to satisfy any claims arising out of representations and warranties made by ProlX in the merger and shall be continued for a period not to exceed 12 months from the closing date, except to the extent there remain pending claims at the end of such period, then the escrow shall be continued until such claims are resolved. The special escrow shall be continued until such time as an aggregate of U.S. $3.0 million in funding has been received under ProlX’s existing federal government grants. If the grant funding is not received, the shares in the special escrow will be returned to the Company.
In addition, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of U.S. $5 million is due upon the initiation of the first phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of U.S. $10 million is due upon regulatory approval of a ProlX product in a major market. Finally, under certain circumstances, ProlX shareholders may also receive a 50% share of revenue from any potential collaboration agreement for a ProlX product in a specified non-oncology indication executed no later than two years after the closing date of the acquisition.
2.4 Effect on Financial Position
The Company does not have any plans or proposals for material changes that may have a significant effect on the results of the operations and financial position of the Company, on a consolidated basis. Upon the completion of the transaction, ProlX has continued as a wholly-owned subsidiary of the Company.
2.5 Prior Valuations
None.
2.6 Parties to Transaction
At the time of the execution of the agreement, the Subsidiary was a wholly-owned subsidiary of the Company.
2.7 Date of Report
December 8, 2006

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Item 3 Financial Statements
The following financial statements are attached to this business acquisition report:
1.	The unaudited pro forma consolidated balance sheet as at September 30, 2006 of Biomira Inc. and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005;

2.	The unaudited interim financial statements of ProlX Pharmaceuticals Corporation as at September 30, 2006 and for the nine months ended September 30, 2006 and 2005 prepared in accordance with generally accepted accounting principles of the United States for interim financial statements (including the reconciliation of differences between Canadian and United States generally accepted accounting principals as set out in Note 12 to the financials statements); and

3.	The audited annual financial statements of ProlX Pharmaceuticals Corporation as at and for the year ended December 31, 2005 prepared in accordance with generally accepted accounting principles of the United States (including the reconciliation of differences between Canadian and United States generally accepted accounting principles as set out in note 12 to the financials statements) and the report of the independent auditors, McConnell & Jones LPP, dated November 21, 2006;

4.	The audited annual financial statements of ProlX Pharmaceuticals Corporation as at and for the year ended December 31, 2004 prepared in accordance with generally accepted accounting principles of the United States and the report of the independent auditors, Beach, Fleischman & Co., P.C., dated September 9, 2005.

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Item 3.1
BIOMIRA INC.
Unaudited Pro forma Consolidated Balance Sheet
As at September 30, 2006
Unaudited Pro forma Consolidated Statements of Operations
For the nine months ended September 30, 2006 and
For the year ended December 31, 2005

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
To the Directors of Biomira Inc.
We have read the accompanying unaudited pro forma consolidated balance sheet of Biomira Inc. (the “Company”) as at September 30, 2006 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and the year ended December 31, 2005 and have performed the following procedures:
1.	Compared the figures in the column captioned “Biomira” to the unaudited consolidated balance sheet of the Company as at September 30, 2006, and found them to be in agreement. Compared the figures in the column captioned “Biomira” to the unaudited consolidated statement of operations of the Company for the nine month period ended September 30, 2006, and found them to be in agreement. Compared the figures in the column captioned “Biomira” to the audited consolidated statement of operations of the Company for the year ended December 31, 2005, and found them to be in agreement.

2.	Compared the figures in the column captioned “ProlX” to the unaudited balance sheet of ProlX Pharmaceuticals Corporation. (“ProlX”) as at September 30, 2006, adjusted for amounts disclosed in Note 12 to the September 30, 2006 unaudited interim financial statements of ProlX, “Reconciliation To Canadian Generally Accepted Accounting Principles”, and translated from United States dollars to Canadian dollars using the appropriate exchange rate as of that date, and found them to be in agreement. Compared the figures in the column captioned “ProlX” to the unaudited statement of operations of ProlX for the nine month period ended September 30, 2006, adjusted for amounts disclosed in Note 12 to the September 30, 2006 unaudited interim financial statements of ProlX, “Reconciliation To Canadian Generally Accepted Accounting Principles”, and translated from United States dollars to Canadian dollars using the appropriate exchange rate for the period, and found them to be in agreement. Compared the figures in the column captioned “ProlX” to the audited statement of operations of ProlX for the year ended December 31, 2005, adjusted for amounts disclosed in Note 12 to the December 31, 2005 audited financial statements of ProlX, “Reconciliation To Canadian Generally Accepted Accounting Principles”, and translated from United States dollars to Canadian dollars using the appropriate exchange rate for the period, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
a)	the basis for determination of the pro forma adjustments; and

b)	whether the pro forma financial statements comply as to form in all material respects with the requirements of the various Securities Commissions and similar regulatory authorities in Canada.

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The officials:
a)	described to us the basis for determination of the pro forma adjustments; and

b)	stated that the pro forma statements comply as to form in all material respects with the requirements of the various Securities Commissions and similar regulatory authorities in Canada.
4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Biomira” and “ProlX” as at September 30, 2006 and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Biomira” and “ProlX” for the nine month period ended September 30, 2006 and found the amounts in the columns captioned “Pro Forma Consolidated” to be arithmetically correct. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Biomira” and “ProlX” for the year ended December 31, 2005 and found the amounts in the column “Pro Forma Consolidated” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
Deloitte & Touche LLP (signed)
Chartered Accountants
Edmonton, Alberta, Canada
December 8, 2006

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Biomira Inc.
Pro Forma Consolidated Balance Sheet
As at September 30, 2006
(expressed in thousands of Canadian dollars)
(unaudited — see compilation report)

			Pro Forma		Pro Forma
	Biomira	ProlX	Adjustments		Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$11,564	$126	$(5,049)	3a	$6,641
Short-term investments	15,058	—	—		15,058
Accounts receivable	648	—	—		648
Prepaid expenses and other	1,874	5	—		1,879

	29,144	131	(5,049)		24,226
CAPITAL ASSETS, net	489	7	—		496
INTANGIBLE ASSETS, net	297	479	39,926	3b	40,702
DEPOSIT ASSET	—	—	1,380	3c	1,380
LONG-TERM INVESTMENTS	164	—	387	3d	551
GOODWILL	—	—	1,571	3e	1,571

	$30,094	$617	$38,215		$68,926

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,594	$374	$—		$3,968
Current portion of capital lease obligation	47	—	—		47
Current portion of notes payable	—	23	—		23
Current portion of deferred revenue	207	—	—		207

	3,848	397	—		4,245
CAPITAL LEASE OBLIGATION	42	—	—		42
NOTES PAYABLE	—	222	—		222
FUTURE INCOME TAXES	—	—	13,575	3f	13,575
DEFERRED REVENUE	880	—	—		880
CLASS A PREFERENCE SHARES	30	—	—		30

	4,800	619	13,575		18,994

SHAREHOLDERS’ EQUITY
Share capital	389,447	2	24,636	3g	414,085
Warrants	6,483	—	—		6,483
Contributed surplus	21,084	852	(852)	3g	21,084
Deficit	(391,720)	(856)	856	3h	(391,720)

	25,294	(2)	24,640		49,932

	$30,094	$617	$38,215		$68,926

(See accompanying notes to the unaudited pro forma consolidated financial statements)

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Biomira Inc.
Pro Forma Consolidated Statement of Operations
For the nine months ended September 30, 2006
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited — see compilation report)

			Pro Forma		Pro Forma
	Biomira	ProlX	Adjustments		Consolidated

REVENUE
Contract research and development	$3,002	$—	$—		$3,002
Licensing revenue from collaborative agreements	157	—	—		157
Grant revenue		786	—		786

Licensing, royalties, and other revenue	92	283	—		375

	3,251	1,069	—		4,320

EXPENSES			—
Research and development	10,551	832	—		11,383
General and administrative	6,046	—	—		6,046
Marketing and business development	513	—	—		513
Amortization	295	43	2,273	4a	2,611

	17,405	875	2,273		20,533

OPERATING (LOSS) INCOME	(14,154)	194	(2,273)		(16,233)
Investment and other income	615	10	—		625
Interest expense	(9)	—	—		(9)

NET (LOSS) INCOME BEFORE INCOME TAXES	(13,548)	204	(2,273)		(15,617)
Income Taxes
Future	—	—	783	4b	783

NET (LOSS) INCOME	$(13,548)	$204	$(1,490)		$(14,834)

BASIC AND DILUTED LOSS PER SHARE	$(0.15)				$(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	88,227,133		17,877,777	5	106,104,910

(See accompanying notes to the unaudited pro forma consolidated financial statements)

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Biomira Inc.
Pro Forma Consolidated Statement of Operations
For the Year ended December 31, 2005
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited — see compilation report)

			Pro Forma		Pro Forma
	Biomira	ProlX	Adjustments		Consolidated

REVENUE
Contract research and development	$3,842	$—	$—		$3,842
Licensing revenue from collaborative agreements	207	—	—		207
Grant revenue	—	1,090	—		1,090
Licensing, royalties, and other revenue	328	105	—		433

	4,377	1,195	—		5,572

EXPENSES
Research and development	16,907	1,373	—		18,280
General and administrative	6,295	—	—		6,295
Marketing and business development	965	—	—		965
Amortization	376	42	3,046	4a	3,464

	24,543	1,415	3,046		29,004

OPERATING LOSS	(20,166)	(220)	(3,046)		(24,432)
Investment and other income	795	1	—		796
Interest expense	(2)	—	—		(2)

LOSS BEFORE INCOME TAXES	(19,373)	(219)	(3,046)		(22,638)

Income Taxes
Current	348	—	—		348
Future	—	—	1,044	4b	1,044

NET LOSS	$(19,025)	$(219)	$(2,002)		$(21,246)

BASIC AND DILUTED LOSS PER SHARE	$(0.24)				$(0.22)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	78,659,502		17,877,777	5	96,537,279

(See accompanying notes to the unaudited pro forma consolidated financial statements)

5

BIOMIRA INC.
Notes to the Pro Forma Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)
1.	THE TRANSACTION

Pursuant to an Agreement and Plan of Reorganization (the “Agreement”), dated October 30, 2006 (“the closing date”), between Biomira Inc. (the “Company” or “Biomira”), Biomira Acquisition Corporation (the “Subsidiary”), a newly-formed wholly-owned subsidiary of the Company, ProlX Pharmaceuticals Corporation (“ProlX”) and two of the principal stockholders of ProlX, the Company acquired 100% interest in ProlX by way of merger with the Subsidiary.

The purchase price for ProlX consisted of U.S. $3.0 million in cash from the Company’s existing financial resources and 17,877,777 shares of Biomira common stock (subject to certain resale restrictions) in return for all of the outstanding stock of ProlX. Of the total purchase price paid, 2,681,667 shares of Biomira common stock will be held in escrow and 1,000,000 shares of Biomira common stock will be held in special escrow. The escrow is to satisfy any claims arising out of representations and warranties made by ProlX in the merger and shall be continued for a period not to exceed 12 months from the closing date, except to the extent there remains pending claims at the end of such period, then the escrow shall be continued until such claims are resolved. The special escrow shall be continued until such time as an aggregate of U.S. $3.0 million in funding has been received under ProlX’s existing federal government grants. If the grant funding is not received, the shares in the special escrow will be returned to the Company. The Company expects to incur acquisition costs of approximately $1.3 million.

In addition, and subject to applicable regulatory requirements, there may be up to three future payments based on the achievement of specified milestones. A payment in Biomira common stock (with registration rights) of U.S. $5.0 million is due upon the initiation of the first phase 3 trial of a ProlX product. Another payment in Biomira common stock (with registration rights) of U.S. $10.0 million is due upon regulatory approval of a ProlX product in a major market. Each share of Biomira common stock issued in connection with these two future payments shall have a value equal to the average closing sale price of one share of Biomira common stock as reported on the Nasdaq Global Market for the ten consecutive trading days ending three trading days immediately preceding the date of payment for such future payment. Finally, under certain circumstances, ProlX shareholders may also receive a 50% share of revenue from any potential collaboration agreement for a ProlX product in a specified non-oncology indication executed no later than two years after the closing date of the acquisition.

6

The net assets and operations of ProlX acquired by the Company has continued as ProlX Pharmaceuticals Corporation, a wholly-owned subsidiary of the Company.

2.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2006 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005, have been prepared to give effect to the transactions described in note 1.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at and for the year ended December 31, 2005 and the unaudited interim financial statements of the Company for the nine months ended September 30, 2006 and the audited financial statements of ProlX as at and for the year ended December 31, 2005 and the unaudited interim financial statements of ProlX for the nine months ended September, 2006 and 2005 included in the Business Acquisition Report.

The unaudited pro forma consolidated statements have been prepared for illustrative purposes only and are based on the assumptions set forth in the accompanying notes to such statements. These unaudited pro forma financial statements are not necessarily indicative of the operating results that would be obtained or for the financial position that would have prevailed had the applicable transactions actually taken place on the date indicated or of the actual operating results or financial position of the stand-alone or combined entities. The unaudited pro forma adjustments are based on currently available information and management’s estimates and assumptions. Actual adjustments will differ from the pro forma adjustments. Management believes that such adjustments provide a reasonable basis for presenting the significant effects of the transactions.

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2006 has been prepared as if the acquisition took place on September 30, 2006, and from information derived from the unaudited consolidated balance sheet of the Company as at September 30, 2006,and the unaudited balance sheet of ProlX at September 30, 2006, adjusted for amounts disclosed in Note 12 to the September 30, 2006 unaudited interim financial statements of ProlX, “Reconciliation To Canadian Generally Accepted Accounting Principles”, and translated from United States dollars to Canadian dollars using the appropriate exchange rate as of that date, and the adjustments and assumptions outlined below.

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The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 has been prepared as if the acquisition took place on January 1, 2005, and from information derived from the unaudited consolidated statement of operations of the Company for the nine months ended September 30, 2006 and from the unaudited statement of operations of ProlX for the nine months ended September 30, 2006 , adjusted for amounts disclosed in Note 12 to the September 30, 2006 unaudited interim financial statements of ProlX, “Reconciliation To Canadian Generally Accepted Accounting Principles”, and translated from United States dollars to Canadian dollars using the appropriate exchange rate for the period, and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 has been prepared as if the acquisition took place on January 1, 2005, and from information derived from the audited consolidated statement of operations of the Company for the year ended December 31, 2005 and from the audited statement of operations of ProlX for the year ended December 31, 2005 adjusted for amounts disclosed in Note 12 to the December 31, 2005 audited financial statements of ProlX, “Reconciliation To Canadian Generally Accepted Accounting Principles”, and translated from United States dollars to Canadian dollars using the appropriate exchange rate for the period, and the adjustments and assumptions outlined below.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the Company’s audited financial statements as at and for the year ended December 31, 2005. The Company has reviewed the Canadian and US accounting policies of ProlX and believes that they are materially consistent with the Company’s accounting policies. No adjustments have been made to the pro forma consolidated financial statements to conform accounting policies.

3.	UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

The following assumptions and adjustments have been made to the consolidated balance sheet of the Company and ProlX as at September 30, 2006 to reflect the transaction described in note 1 as if the transaction had occurred on September 30, 2006. Amounts shown in the ProlX column were translated from US dollars to Canadian dollars at 1.1153, the exchange rate in effect on the assumed transaction date of September 30, 2006, and give effect to the amounts disclosed in Note 12 to the September 30, 2006 unaudited interim financial statements of ProlX, “Reconciliation To Canadian Generally Accepted Accounting Principles”.

The total cost of the acquisition has been allocated to ProlX’s assets and liabilities, based on the estimated fair value of such items. These fair values are based on management’s preliminary estimates and are subject to change once the final valuation has been completed.

8

Purchase consideration and costs:
17,877,777 common shares of Biomira Inc.	$24,638
Cash	3,312
Estimated acquisition costs	1,350

$29,300

The fair value of the Company’s shares issued is based on the weighted average purchase price of the Company’s shares traded on the Toronto Stock Exchange for a reasonable period before and after the date that the terms of the acquisition were agreed to and announced. In this case, the Company has determined that two days before and after is a reasonable period of time.

As described in note 1, subject to applicable regulatory requirements, there may also be up to three future payments based on the achievement of specified milestones. Due to the uncertainty of achieving these milestones, the Company has excluded the future payments from the total cost of the acquisition and will disclose the future payments as part of its contingencies, commitments and guarantees.

Assets acquired:
Cash and cash equivalents	$126
Prepaid expenses and other	5
Capital assets	7
Deposit asset	1,380
Intangible assets	40,405
Goodwill	1,571

43,494

Liabilities assumed:
Accounts payable and accrued charges	374
Notes payable	245
Future income taxes	13,575

14,194

Net assets acquired	$29,300

The pro forma adjustments in Canadian dollars to reflect the acquisition are as follows:
a)	Consideration in the form of cash in the amount of $3,312, was paid to certain ProlX stockholders. In addition, the Company lent certain employees and a former Director $387 and expects to incur acquisition costs of approximately $1,350, resulting in a net pro forma adjustment to cash and cash equivalents of $5,049.

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b)	ProlX’s intangible assets in the amount of $479 have been eliminated. Intangible assets representing the value of acquired technology of $40,405 arising from the acquisition have been added, resulting in a net pro forma adjustment to intangible assets of $39,926. The acquired technologies consist of a portfolio of oncology products at various stages of development.

c)	The purchase price includes the issuance of 1,000,000 shares of Biomira that will be placed in a special escrow account. The release of these shares from escrow is contingent upon ProlX receiving an aggregate of U.S. $3.0 million in funding from existing government grants. As this future amount is not reasonably assured at this time the value of these shares of $1,380 has not been recorded as part of the intangible assets, but rather as a refundable deposit. The deposit will be treated as additional consideration on the acquisition should the future event cause the shares to be released from escrow. If the grant funding is not received the shares will be returned to the Company.

d)	Goodwill related to the acquisition, primarily represented by the assembled workforce acquired.

e)	Pursuant to the acquisition, the Company lent $387 to certain employees of ProlX and a former Director of ProlX. The principal amount of the loans, together with interest accrued at the rate of 5.0% per annum to the date of payment, is due and payable on April 28, 2008. The loans have been reflected as additions to long-term investments at September 30, 2006.

f)	Future income tax liability related to the increase in value of the intangible assets pursuant to the purchase price allocation.

g)	ProlX’s share capital in the amount of $2 and ProlX’s contributed surplus in the amount of $852 have been eliminated. The value of the 17,877,777 common shares of the Company issued as consideration in the amount of $24,638 has been added to share capital, resulting in a net pro forma adjustment to share capital of $24,636.

h)	ProlX’s deficit of $856 has been eliminated.

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4.	UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

The following assumptions and adjustments have been made to the consolidated statements of operations of the Company and ProlX for the nine months ended September 30, 2006 and the year ended December 31, 2005 to reflect the transaction described in note 1 as if the transaction had occurred on January 1, 2005, and after giving effect to the adjustments described in Note 12 to the September 30, 2006 unaudited interim financial statements and the December 31, 2005 audited financial statements of ProlX, “Reconciliation To Canadian Generally Accepted Accounting Principles”. Amounts shown in the ProlX column for the nine months ended September 30, 2006 were translated from US dollars to Canadian dollars at the average exchange rate for the period of 1.1327. Amounts shown in the ProlX column for the year ended December 31, 2005 were translated from US dollars to Canadian dollars at the average exchange rate for the year of 1.2116.

The following pro forma adjustments have been made for the purpose of preparing the unaudited pro forma consolidated statements of operations:
a)	Pro forma amortization expense has been reduced by $30 and $25 for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively, related to ProlX’s intangible assets eliminated in the pro forma September 30, 2006 consolidated balance . Pro forma amortization expense has also been increased by $2,303 and $3,071 for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively, to reflect the amortization of the acquired technology intangible assets arising from the acquisition over the lesser of the economic life or remaining patent life of the acquired technology. The resulting amortization periods for the portfolio of oncology products acquired range from 11.5 to 19.9 years. The effect is a net pro forma increase to amortization expense of $2,273 and $3,046 for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively.

b)	Future income tax recovery related to the amortization of the acquired technology intangible asset arising from the acquisition of $783 and $1,044 for the nine months ended September 30, 2006 and for the year ended December 31, 2005, respectively.

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5.	PROFORMA LOSS PER COMMON SHARE

The calculation of basic and diluted loss per common share in the pro forma consolidated statements of operations is based on the pro forma number of common shares of the Company outstanding for the nine months ended September 30, 2006 and for the year ended December 31, 2005 had the issuance of the 17,877,777 common shares of the Company related to the pro forma transactions taken place on January 1, 2005.

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Item 3.2
PROLX PHARMACEUTICALS CORPORATION
Unaudited Interim Financial Statements
As at September 30, 2006 and for the nine months ended September 30, 2006 and 2005

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Balance Sheets
(expressed in United States dollars)
September 30, 2006 and December 31, 2005

	2006
	(Unaudited)	2005
Assets

Current Assets
Cash and cash equivalents	$113,203	$96,712
Prepaid expenses	4,074	28,760

Total current assets	117,277	125,472

Property and equipment, net	6,136	6,595

Intangible assets, net	430,171	417,500

Total assets	$553,584	$549,567

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable	$335,027	$288,890
Accrued expenses	—	746
Note payable — shareholder	21,000	21,000
Deferred revenue	—	250,000

Total current liabilities	356,027	560,636

Notes payable	199,000	199,000

	555,027	759,636

Commitments and contingency

Stockholders’ Deficit

Common stock, $.001 par value; 3,000,000 authorized; 2,038,813 issued and outstanding	2,039	2,039
Additional paid-in capital	980,101	980,101
Accumulated deficit	(915,594)	(1,105,473)
Unearned stock option plan compensation	(67,989)	(86,736)

Total stockholders’ deficit	(1,443)	(210,069)

Total liabilities and stockholders’ deficit	$553,584	$549,567

See accompanying notes to the financial statements

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Statements of Operations (Unaudited)
(expressed in United States dollars)
Nine Months Ended September 30, 2006 and 2005

	2006	2005
Revenues
Federal grants revenue	$693,685	$662,417
Other revenue	258,818	27,051

Total revenues	952,503	689,468

Expenses
Payroll and personnel costs	404,217	300,533
Stock-based compensation	18,747	141,015
Scientific subcontracts	15,170	104,384
Depreciation and amortization	37,727	25,340
Rent	52,549	45,001
Supplies	78,384	70,482
Legal, professional and consulting	88,188	14,895
Insurance	25,874	20,911
Other	41,768	46,553

Total expenses	762,624	769,114

Net income (loss)	$189,879	$(79,646)

See accompanying notes to the financial statements

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Statement of Stockholders’ Deficit (Unaudited)
(expressed in United States dollars)
Nine Months Ended September 30, 2006

			Additional		Unearned Stock
	Capital Stock, Issued		Paid-	Accumulated	Option Plan
	Shares	Amount	in Capital	Deficit	Compensation	Total

Balance January 1, 2006	2,038,813	$2,039	$980,101	$(1,105,473)	$(86,736)	$(210,069)

Net income	—	—	—	189,879	—	189,879
Stock option plan shares earned	—	—	—	—	18,747	18,747

Balance September 30, 2006	2,038,813	$2,039	$980,101	$(915,594)	$(67,989)	$(1,443)

See accompanying notes to the financial statements

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Statement of Stockholders’ Deficit (Unaudited)
(expressed in United States dollars)
Nine Months Ended September 30, 2005

			Additional		Unearned Stock
	Capital Stock, Issued		Paid-	Accumulated	Option Plan
	Shares	Amount	in Capital	Deficit	Compensation	Total

Balance January 1, 2005	2,038,813	$2,039	$809,011	$(948,397)	$(102,245)	$(239,592)

Net income	—	—	—	(79,646)	—	(79,646)
Stock option plan shares earned	—	—	171,090	—	(30,075)	141,015

Balance September 30, 2005	2,038,813	$2,039	$980,101	$(1,028,043)	$(132,320)	$(178,223)

See accompanying notes to the financial statements

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Statements of Cash Flows (Unaudited)
(expressed in United States dollars)
Nine Months Ended September 30, 2006 and 2005

	2006	2005
Operating Activities
Net income (loss)	$189,879	(79,646)
Items not requiring (providing) cash
Depreciation and amortization	37,727	25,340
Stock based compensation	18,747	141,015
Changes in:
Prepaid expenses	24,686	81,057
Accounts payable and accrued expenses	45,391	(227,472)
Deferred revenue	(250,000)	250,000

Net cash provided by operating activities	66,430	190,294

Investing Activities
Patent development costs	(39,081)	(54,846)
Purchase of equipment	(10,858)	—

Net cash used in investing activities	(49,939)	(54,846)

Financing Activities
Principal payments –note payable- shareholder	—	(5,000)

Net cash used in financing activities	—	(5,000)

Increase in Cash and Cash Equivalents	16,491	130,448

Cash and Cash Equivalents, Beginning of Period	96,712	15,714

Cash and Cash Equivalents, End of Period	$113,203	$146,162

See accompanying notes to the financial statements

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

ProlX Pharmaceuticals Corporation (the “Corporation”) was established and incorporated in the State of Delaware in December 2000 and is engaged primarily in the research and development of pharmaceuticals designed for the treatment of cancer. The Corporation is subject to the risks associated with emerging biopharmaceutical companies, including competition from other emerging pharmaceutical products and the ability to successfully commercialize its own developing pharmaceutical products. The Corporation’s operations are located in Tucson, Arizona.

Basis of Accounting

The financial statements of the Corporation have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition and Deferred Revenue

The Corporation generates revenue through various Small Business Innovative Research grants administered by the U.S. Department of Health and Human Services. Those grants are provided to small companies with the primary objective being the development of new drugs and therapies in the care and treatment of cancer patients. Under the terms of these grants, the Corporation recognizes revenue when the associated research expenses are incurred.

Deferred revenue consists of certain fees received in advance on licensing of patents and is amortized over the term of the licensing period / life of the patents.

Scientific Subcontract Costs

Certain research activities, including animal, toxicology and formulation studies, are subcontracted to third parties. Under the terms of these arrangements, the Corporation is billed fixed amounts by the subcontractor and recognizes the associated costs as such services are provided.

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
Cash and Cash Equivalents

The Corporation considers all monies in banks and highly liquid investments with maturities of three months or less from date of purchase to be cash equivalents. The Corporation places its cash with high quality credit institutions. At times, such deposits may be in excess of the FDIC insured limit; however, management does not believe it is exposed to any significant credit risk on cash. At September 30, 2006 and December 31, 2005, cash consisted primarily of checking accounts in federally insured banks. At September 30, 2006 and December 31, 2005, the Corporation’s cash accounts exceeded federally insured limits by approximately $10,840 and $27,000, respectively.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method based on their estimated useful service lives. Maintenance and repairs are charged to operations when incurred. Major improvements and renewals are capitalized.

Intangible Assets

Patent development costs represent legal costs incurred by the Corporation to develop and file applications for patents on developed pharmaceutical technologies. These costs are amortized over the shorter of twenty years commencing with the filing of the patent application with the federal government or the remaining protection period provided by the patent.

The Corporation assesses on an ongoing basis the recoverability of capitalized patent development costs by determining the ability of the patent to generate future cash flows sufficient to recover the recorded amounts over remaining useful lives. This process requires the judgment of management and is subject to the occurrence of future events or circumstances that are not necessarily determinable at the present time. The Corporation currently anticipates that the recorded amounts will be fully recovered and, accordingly, no impairment has been recognized to date.

Stock-Based Compensation

The Corporation was required to adopt the provisions of FASB Statement No. 123R, “Share-Based Payment” (“SFAS 123R”) effective January 1, 2006. As permitted by SFAS No. 123R, the Corporation accounts for stock option awards using the calculated value method. Prior to 2006, the Corporation used the fair value method permitted by FASB Statement No. 123, “Accounting for Stock-

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
Based Compensation” (“SFAS 123”) to account for stock options granted to employees. The Corporation had elected the disclosure-only provisions of SFAS 123 and accordingly, did not recognize compensation expense for stock option grants based on fair values of stock options.

The provisions of SFAS 123R are applicable to stock options awarded by the Corporation beginning in 2006. Under SFAS No. 123R, the Corporation is required to recognize compensation expense for options granted in 2006 and thereafter. The Corporation used the prospective application transition method in adoption of SFAS No. 123R. Under this transition method, the Corporation was also required to recognize compensation expense for the portion of awards granted before 2006 for which the requisite service had not been rendered. Provisions of SFAS No. 123R preclude the Corporation from changing the grant date fair value of awards granted before January 1, 2006. The result of recognizing compensation expense in 2006 for options granted before January 1, 2006, was to reduce net income by approximately $18,747. There was no effect on cash flows.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. In addition, deferred income taxes are provided for carryforwards of net operating losses available to offset future taxable income and contribution carryforwards. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, Fair Value Measurements. FASB Statement No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. FASB Statement No. 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FASB Statement No. 157 applies whenever other standards require (or permit) assets or

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. FASB Statement No. 157 is not expected to have a material impact on the financial position or results of operations upon adoption.

Through November 2006, the FASB has issued several new pronouncements including SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). Adoption of these pronouncements is not expected to have any significant impact on the financial condition or results of operations.

2.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation, as of September 30, 2006 and December 31, 2005:

	2006	2005
Property and equipment	$259,242	$248,384

Less: Accumulated depreciation	(253,106)	(241,789)

Property and equipment, net	$6,136	$6,595

Depreciation expense for the nine months ended September 30, 2006 and 2005 was $11,317 and $10,115 respectively.

3.	INTANGIBLE ASSETS

The following is a summary of intangible assets, less accumulated amortization, as of September 30, 2006 and December 31, 2005:

	2006	2005
Patents	$565,868	$526,787

Less: Accumulated amortization	(135,697)	(109,287)

Intangible assets, net	$430,171	$417,500

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
Amortization expense for nine months ended September 30, 2006 and 2005 was $26,410 and $15,225, respectively. Estimated annual amortization expense for each of the next five years is approximately $25,000.

4.	RELATED PARTY TRANSACTIONS

The Corporation has received various unsecured advances from a shareholder. These advances bear interest at 4% per annum. The outstanding balance of these advances was $21,000 at September 30, 2006 and December 31, 2005. The advances are payable in full at maturity. Maturity dates range from October 2006 through December 2006.

5.	NOTES PAYABLE

The Corporation has entered into an agreement with Innovation Works, Inc., formerly the Ben Franklin Technology Center of Western Pennsylvania (the “First Agreement”), under which $99,000 was outstanding at September 30, 2006 and December 31, 2005. Under the First Agreement, the Corporation is not charged interest expense. The First Agreement requires payment only in the event that the Corporation receives consideration for the sale or license of the product or service it is developing with funds provided by this agreement. In the event that the product or service being developed by the Corporation is not commercialized, the proceeds under the First Agreement are not repayable. If the use of the funds results in the development of a product, process, or service which is commercialized, the return that the lender seeks is based upon gross revenues. Additionally, the First Agreement requires that if the Corporation commercializes a product or service developed in full or in part with the loan funds, it must be manufactured in the Commonwealth of Pennsylvania for a period of ten years. If manufacturing is not maintained in the Commonwealth of Pennsylvania for the ten-year period, the Corporation is required to pay a transfer fee equal to three times the amount of the total funds.

The Corporation has entered into another agreement with Innovation Works, Inc., formerly the Ben Franklin Technology Center of Western Pennsylvania (the “Agreement”) under which $100,000 was outstanding at September 30, 2006 and December 31, 2005. Under the Agreement, the Corporation is not charged interest expense. The Agreement requires payment only in the event that the Corporation receives consideration for the sale or license of the product or service it is developing with funds providers by this Agreement. In the event that the product or service being developed by the Corporation is not commercialized, the proceeds under the Agreement are not repayable.

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
Additionally, the Agreement requires that if the Corporation commercializes a product or services developed in full or in part with the loan funds, it must maintain a significant presence (as defined as 80% of its personnel) in the Commonwealth of Pennsylvania for ten years. If a significant presence is not maintained in the Commonwealth of Pennsylvania for the ten-year period, the Corporation is required to pay a transfer fee equal to three times the amount of the total funds. If the Corporation is required to repay Innovation Works, Inc. the amount of repayment would represent the original funding amount multiplied by a factor ranging from one to two.

No interest is imputed for these two notes payable as amounts that will be paid and its timing can not be determined with any certainty.

6.	INCOME TAXES

A reconciliation of income tax expense at the federal statutory rate to the Corporation’s actual income tax expense is shown below:

	2006	2005
Computed at the statutory rate (34%)	$64,560	$(27,080)
Increase (decrease) resulting from Nondeductible expenses	16,253	73,960
Benefit of operating loss carryforward	(80,813)	(46,880)

Actual tax expense	$—	$—

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2006	2005
Deferred tax assets
Stock based compensation	$307,000	$299,000
Net operating loss carryforwards	—	157,500
Depreciation/amortization	10,430	22,000
Others	(3,430)	10,000

Net deferred tax asset before valuation allowance	314,000	488,500

Valuation allowance
Beginning balance	488,500	370,000
Decrease during the period	(174,500)	118,500

Ending balance	314,000	488,500

Net deferred tax asset	$—	$—

Management has elected to provide a deferred tax asset valuation equal to the potential benefit due to the Corporation’s history of losses. When the Corporation demonstrates the consistent ability to generate taxable income, management will re-evaluate the amount allowed.

The Corporation has net operating loss carryforwards of approximately $200,000 for federal tax purposes that are available to offset future taxable income. The loss carryforwards begins to expire in 2024.

7.	STOCK OPTIONS

The Corporation has issued stock options pursuant to the 2001 ProlX Pharmaceuticals Corporation Stock Option Plan (the “Plan”). The Plan provides for granting of shares of common stock to employees and directors of the Corporation or to individuals who are rendering services as consultants, advisors, or other independent contractors by the Corporation’s Board of Directors. The options may be exercised at any time on or before ten years from the date of the grant.

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
Stock options outstanding at September 30, 2006 are as follows:

	Weighted average	Number of
	exercise price per share	shares
Outstanding, January 1, 2006	$0.44	287,000
Forfeited or expired	0.56	(5,000)

Outstanding, September 30, 2006	0.43	282,000

Exercisable (vested), September 30, 2006	0.43	269,000

		Weighted
	Nonvested	Average
	Options	Intrinsic Value
Nonvested options, January 1, 2006	24,418	$3.55
Vested	(8,854)	3.10
Forfeited or expired	(2,917)	3.86

Nonvested, September 30, 2006	12,647	3.80

Vested options outstanding at September 30, 2006 were exercisable at prices ranging from $.10 to $.56 per share. The weighted average intrinsic value of these options is $2.88. The options have a weighed-average remaining life of 7.67 years at September 30, 2006.

The Corporation did not grant any new stock options or modify existing stock options during the nine months period ended September 30, 2006. During the nine months ended September 30, 2005, the weighted average intrinsic value of each option granted was $3.86. The fair value of the options vested in nine months ended September 2006 and 2005 was $27,000 and $173,000, respectively. Non-cash stock option compensation expense recognized during the nine months ended September 2006 and 2005 was $18,700 and $141,000, respectively.

As of the September 30, 2006, total compensation cost related to nonvested awards not yet recognized was $68,000.

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
8.	COMMITMENTS AND CONTINGENCY

Lease Commitments

The Corporation has entered into non-cancellable lease agreements covering office space expiring on March 31, 2011. The minimum future annual lease payments under all non-cancellable operating leases are approximately $60,000 per year.

Lease rental expense for the nine months ended September 30, 2006 and 2005 was $52,500 and $45,000 respectively.

General Litigation

The Corporation is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Corporation.

9.	RETIREMENT PLAN

The Corporation sponsors a 401(k) plan covering all employees of the Corporation. The Corporation’s contributions to the plan are determined annually by the Board of Directors. No contributions were made by the Corporation to the plan during the nine months ended September 30, 2006 and 2005.

10.	SIGNIFICANT ESTIMATE AND CONCENTRATION

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Grant Revenue

The Corporation receives grant funds, principally from the federal government for research activities, which are governed by various rules and regulations. Expenditures charged to these activities are reimbursed to the Corporation after review and adjustments by the grantors. Therefore, the Corporation may become liable to refund money to funding agencies where it fails to comply with contract provisions. Also, the ability of the Corporation to collect any related receivables is subject to the compliance approval process on the activities related to those reimbursable expenditures. Any liability for potential recoupment or reimbursement that could arise from such review is not considered material.

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
The Corporation receives more than 90% of its revenue from federal grants related to cancer research.

11.	SUBSEQUENT EVENT

On October 31, 2006, Biomira Inc. (“Biomira”), a publicly traded biotechnology company located in Edmonton, Alberta, Canada, announced the acquisition of the Corporation. Biomira specializes in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. Concurrent with the acquisition of the Corporation, all outstanding stock options were exercised and the related stock thereto was acquired by Biomira.

12.	RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP), which differ in certain respects from those applied in Canada. The following items present the impact of material differences between U.S. GAAP and Canadian GAAP on the Corporation’s financial statements.

	2006	2005

Statement of operations
Net income (loss) — U.S. GAAP (as reported)	$189,879	$(79,646)
Stock-based compensation expense under SFAS 123 and APB No. 25	—	141,015
Stock-based compensation expense under SFAS 123R	18,747	—
Stock-based compensation expense under CICA HB Section No. 3870	(29,110)	(161,355)

Net income (loss) — Canadian GAAP	$179,516	$(99,986)

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)

	2006		2005
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP

Balance sheet
Common stock	$2,039	$2,039	$2,039	$2,039
Additional paid-in capital	980,101	—	980,101	—
Accumulated deficit	(915,594)	(767,330)	(1,105,473)	(946,846)
Unearned stock option plan compensation	(67,989)	—	(86,736)	—
Contributed surplus	—	763,848	—	734,738
Total stockholders’ deficit	(1,443)	(1,443)	(210,069)	(210,069)

Stock-based compensation

Under U.S. GAAP, the Corporation was required to adopt the provisions of FASB Statement No. 123R, “Share-Based Payment” (“SFAS 123R”) effective January 1, 2006. As permitted by SFAS No. 123R, the Corporation accounts for stock option awards using the calculated value method. Prior to 2006, the Corporation used the fair value method permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to account for stock options granted to employees. The Corporation had elected the disclosure-only provisions of SFAS 123 and accordingly, did not recognize compensation expense for stock option grants based on fair values of stock options. Instead, the Corporation recognized compensation expense in accordance with APB No. 25, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation was the excess, if any, of the fair value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock.

The provisions of SFAS 123R are applicable to stock options awarded by the Corporation beginning in 2006. Under SFAS No. 123R, the Corporation is required to recognize compensation expense for options granted in 2006 and thereafter. The Corporation used the prospective application transition method in adoption of SFAS No. 123R. Under this transition method, the Corporation was also required to recognize compensation expense for the portion of awards granted before 2006 for which the requisite service had not been rendered. Provisions of SFAS No. 123R preclude the Corporation from changing the grant date fair value of awards granted before January 1, 2006.

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements (Unaudited)
(expressed in United States dollars)
Under Canadian GAAP, and in accordance with CICA HB Section 3870, stock-based compensation related to options granted subsequent to January 1, 2002 are required to be measured at their estimated fair value and expensed over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. The estimated fair value of stock options granted was determined using the minimum value pricing model with the following assumptions: dividend yield of 0.0%, an expected life of ten years, and an average risk-free interest rate of 4.00% to 6.00%.

For stock options granted prior to January 1, 2002, the Corporation continues to follow the accounting policy under which no expense is recognized. When these stock options are exercised, the proceeds are credited to share capital.

Item 3.3
PROLX PHARMACEUTICALS CORPORATION
Audited Financial Statements
As at and for the year ended December 31, 2005

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and
Stockholder of ProlX Pharmaceuticals Corporation
We have audited the accompanying balance sheet of ProlX Pharmaceuticals Corporation, a Delaware Corporation (the “Corporation”) as of December 31, 2005, and the related statements of operations, stockholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.
McConnell & Jones LLP (signed)
Houston, Texas
November 21, 2006

1

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Balance Sheet
(expressed in United States dollars)
December 31, 2005

Assets

Current Assets
Cash and cash equivalents	$96,712
Prepaid expenses	28,760

Total current assets	125,472

Property and equipment, net	6,595

Intangible assets, net	417,500

Total assets	$549,567

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable	$288,890
Accrued expenses	746
Note payable — shareholder	21,000
Deferred revenue	250,000

Total current liabilities	560,636

Notes payable	199,000

759,636

Commitments and contingency

Stockholders’ Deficit
Common stock, $.001 par value; 3,000,000 authorized; 2,038,813 issued and outstanding	2,039
Additional paid-in capital	980,101
Accumulated deficit	(1,105,473)
Unearned stock option plan compensation	(86,736)

Total stockholders’ deficit	(210,069)

Total liabilities and stockholders’ deficit	$549,567

See Notes to Financial Statements

2

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Statement of Operations
(expressed in United States dollars)
Year Ended December 31, 2005

Revenues
Federal grants revenue	$899,730
Other revenue	87,446

Total revenues	987,176

Expenses
Payroll and personnel costs	392,647
Stock-based compensation	186,599
Scientific subcontracts	195,098
Depreciation and amortization	34,809
Rent	42,349
Supplies	75,019
Legal, professional and consulting	104,645
Insurance	30,651
Other	82,435

Total expenses	1,144,252

Net loss	$(157,076)

See Notes to Financial Statements

3

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Statement of Stockholders’ Deficit
(expressed in United States dollars)
Year Ended December 31, 2005

			Additional		Unearned Stock
	Capital Stock, Issued		Paid-in	Accumulated	Option Plan
	Shares	Amount	Capital	Deficit	Compensation	Total

Balance January 1, 2005	2,038,813	$2,039	$809,011	$(948,397)	$(102,245)	$(239,592)

Net loss	—	—	—	(157,076)	—	(157,076)
Stock option plan shares granted/ earned	—	—	171,090	—	15,509	186,599

Balance December 31, 2005	2,038,813	$2,039	$980,101	$(1,105,473)	$(86,736)	$(210,069)

See Notes to Financial Statements

4

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Statement of Cash Flows
(expressed in United States dollars)
Year Ended December 31, 2005

Operating Activities
Net loss	$(157,076)
Items not requiring (providing) cash
Depreciation and amortization	34,809
Stock based compensation	186,599
Changes in:
Prepaid expenses	58,938
Accounts payable and accrued expenses	(181,497)
Deferred revenue	250,000

Net cash provided by operating activities	191,773

Investing Activities
Patent development costs	(105,775)

Net cash used in investing activities	(105,775)

Financing Activities
Principal payments —note payable- shareholder	(5,000)

Net cash used in financing activities	(5,000)

Increase in Cash and Cash Equivalents	80,998

Cash and Cash Equivalents, Beginning of Year	15,714

Cash and Cash Equivalents, End of Year	$96,712

See Notes to Financial Statements

5

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
ProlX Pharmaceuticals Corporation (the “Corporation”) was established and incorporated in the State of Delaware in December 2000 and is engaged primarily in the research and development of pharmaceuticals designed for the treatment of cancer. The Corporation is subject to the risks associated with emerging biopharmaceutical companies, including competition from other emerging pharmaceutical products and the ability to successfully commercialize its own developing pharmaceutical products. The Corporation’s operations are located in Tucson, Arizona.
Basis of Accounting
The financial statements of the Corporation have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Revenue Recognition and Deferred Revenue
The Corporation generates revenue through various Small Business Innovative Research grants administered by the U.S. Department of Health and Human Services. Those grants are provided to small companies with the primary objective being the development of new drugs and therapies in the care and treatment of cancer patients. Under the terms of these grants, the Corporation recognizes revenue when the associated research expenses are incurred.
Deferred revenue consists of certain fees received in advance on licensing of patents and is amortized over the term of the licensing period / life of the patents.
Scientific Subcontract Costs
Certain research activities, including animal, toxicology and formulation studies, are subcontracted to third parties. Under the terms of these arrangements, the Corporation is billed fixed amounts by the subcontractor and recognizes the associated costs as such services are provided.

6

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
Cash and Cash Equivalents
The Corporation considers all monies in banks and highly liquid investments with maturities of three months or less from date of purchase to be cash equivalents. The Corporation places its cash with high quality credit institutions. At times, such deposits may be in excess of the FDIC insured limit; however, management does not believe it is exposed to any significant credit risk on cash. At December 31, 2005, cash consisted primarily of checking accounts in federally insured banks. At December 31, 2005, the Corporation’s cash accounts exceeded federally insured limits by approximately $27,000.
Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line method based on their estimated useful service lives. Maintenance and repairs are charged to operations when incurred. Major improvements and renewals are capitalized.
Intangible Assets
Patent development costs represent legal costs incurred by the Corporation to develop and file applications for patents on developed pharmaceutical technologies. These costs are amortized over the shorter of twenty years commencing with the filing of the patent application with the federal government or the remaining protection period provided by the patent.
The Corporation assesses on an ongoing basis the recoverability of capitalized patent development costs by determining the ability of the patent to generate future cash flows sufficient to recover the recorded amounts over remaining useful lives. This process requires the judgment of management and is subject to the occurrence of future events or circumstances that are not necessarily determinable at the present time. The Corporation currently anticipates that the recorded amounts will be fully recovered and, accordingly, no impairment has been recognized to date.
Stock-Based Compensation
Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) established financial accounting and reporting standards for stock-based employee compensation plans. It defined a fair value based method of accounting for an employee stock option or similar equity

7

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
instrument and encouraged all entities to adopt that method of accounting for all of their employee stock compensation plans and include the cost in the income statement as compensation expense. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”.
The Corporation utilizes the disclosure-only provisions of SFAS No. 123 and applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Under APB No. 25, because the exercise prices of the Corporation’s employee stock options were less than the fair value of the Corporation’s stock on the date of grant, re-pricing or extension, compensation expense has been recognized in these financial statements to reflect the value of stock option-related compensation to employees. Had the Corporation elected to recognize compensation cost for stock options based on the calculated fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, net income (loss) would have reflected the proforma amounts indicated below:

Net loss, as reported	$(157,076)

Add: Stock-based employee compensation expense included in reported net income	186,599

Less: Total stock-based employee compensation expense determined under fair value based method	(221,432)

Proforma net loss	$(191,909)

The estimated fair value of stock options granted was determined using the minimum value pricing model with the following assumptions; dividend yield of 0.0%, an expected life of ten years, and average risk-free interest rate of 4.24%-6.0%.
In December 2004 the FASB issued revised SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123R is effective beginning with the first interim or annual period of first fiscal year beginning on or after December 15, 2005. The Corporation will be required to adopt SFAS No. 123R in its fiscal 2006 and currently discloses the effect on net (loss) income and (loss) earnings per share of

8

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. The Corporation is currently evaluating the impact of the adoption of SFAS 123R on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of the awards.
Income Taxes
Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. In addition, deferred income taxes are provided for carryforwards of net operating losses available to offset future taxable income and contribution carryforwards. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.
Use of Estimates
The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, Fair Value Measurements. FASB Statement No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. FASB Statement No. 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FASB Statement No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. FASB Statement No. 157 is not expected to have a material impact on the financial position or results of operations upon adoption.
Through November 2006, the FASB has issued several new pronouncements including SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106,

9

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
and 132(R). Adoption of these pronouncements is not expected to have any significant impact on the financial condition or results of operations.
2.	PROPERTY AND EQUIPMENT
The following is a summary of property and equipment, less accumulated depreciation, as of December 31, 2005:

Property and equipment	$248,384

Less: Accumulated depreciation	(241,789)

Property and equipment, net	$6,595

Depreciation expense for the year ended December 31, 2005 was $13,000.

3.	INTANGIBLE ASSETS

The following is a summary of intangible assets, less accumulated amortization, as of December 31, 2005:

Patents	$526,787

Less: Accumulated amortization	(109,287)

Intangible assets, net	$417,500

Amortization expense for the year ended December 31, 2005 was $20,300. Estimated annual amortization expense for each of the next five years is approximately $25,000.

4.	RELATED PARTY TRANSACTIONS

The Corporation has received various unsecured advances from a shareholder. These advances bear interest at 4% per annum. The outstanding balance of these advances was $21,000 at December 31, 2005. The advances are payable in full at maturity. Maturity dates range from October 2006 through December 2006.

10

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
5.	NOTES PAYABLE

The Corporation has entered into an agreement with Innovation Works, Inc., formerly the Ben Franklin Technology Center of Western Pennsylvania (the “First Agreement”), under which $99,000 was outstanding at December 31, 2005. Under the First Agreement, the Corporation is not charged interest expense. The First Agreement requires payment only in the event that the Corporation receives consideration for the sale or license of the product or service it is developing with funds provided by this First agreement. In the event that the product or service being developed by the Corporation is not commercialized, the proceeds under the First Agreement are not repayable. If the use of the funds results in the development of a product, process, or service which is commercialized, the return that the lender seeks is based upon gross revenues. Additionally, the First Agreement requires that if the Corporation commercializes a product or service developed in full or in part with the loan funds, it must be manufactured in the Commonwealth of Pennsylvania for a period of ten years. If manufacturing is not maintained in the Commonwealth of Pennsylvania for the ten-year period, the Corporation is required to pay a transfer fee equal to three times the amount of the total funds.

The Corporation has another agreement with Innovation Works, Inc., formerly the Ben Franklin Technology Center of Western Pennsylvania (the “Agreement”) under which $100,000 was outstanding at December 31, 2005. Under the Agreement, the Corporation is not charged interest expense. The Agreement requires payment only in the event that the Corporation receives consideration for the sale or license of the product or service it is developing with funds providers by this Agreement. In the event that the product or service being developed by the Corporation is not commercialized, the proceeds under the Agreement are not repayable. Additionally, the Agreement requires that if the Corporation commercializes a product or services developed in full or in part with the loan funds, it must maintain a significant presence (as defined as 80% of its personnel) in the Commonwealth of Pennsylvania for ten years. If a significant presence is not maintained in the Commonwealth of Pennsylvania for the ten-year period, the Corporation is required to pay a transfer fee equal to three times the amount of the total funds. If the Corporation is required to repay Innovation Works, Inc. the amount of repayment would represent the original funding amount multiplied by a factor ranging from one to two.

No interest is imputed for these two notes payable as amounts that will be paid and its timing can not be determined with any certainty.

11

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
6.	INCOME TAXES

A reconciliation of income tax expense at the statutory rate to the Corporation’s actual income tax expense is shown below:

Computed at the statutory rate (34%)	$(53,400)
Increase (decrease) resulting from
Nondeductible expenses	83,510
Benefit of operating loss carryforward	(30,110)

Actual tax expense	$—

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

Deferred tax assets
Stock based compensation	$299,000
Net operating loss carryforwards	157,500
Depreciation/amortization	22,000
Others	10,000

Net deferred tax asset before valuation allowance	488,500

Valuation allowance
Beginning balance	370,000
Increase during the period	118,500

Ending balance	488,500

Net deferred tax asset	$—

Management has elected to provide a deferred tax asset valuation equal to the potential benefit due to the Corporation’s history of losses. When the Corporation demonstrates the consistent ability to generate taxable income, management will re-evaluate the amount allowed.

12

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
The Corporation has net operating loss carryforwards of approximately $200,000 for federal tax purposes that are available to offset future taxable income. The loss carryforwards begins to expire in 2024.

7.	STOCK OPTIONS

The Corporation has issued stock options pursuant to the 2001 ProlX Pharmaceuticals Corporation Stock Option Plan (the “Plan”). The Plan provides for the granting of shares of common stock to employees and directors of the Corporation or to individuals who are rendering services as consultants, advisors, or other independent contractors by the Corporation’s Board of Directors. The options may be exercised at any time on or before ten years from the date of grant.

Stock options outstanding at December 31, 2005 are as follows:

	Weighted average	Number of
	exercise price per share	shares

Outstanding, January 1, 2005	.0.41	243,000
Granted	0.56	45,000
Forfeited or expired	0.10	(1,000)

Outstanding, December 31, 2005	0.44	287,000

Exercisable (vested), December 31, 2005	0.43	263,000

The weighted average grant date fair value of options granted during the year was $4.11 per share.

Options outstanding at December 31, 2005 were exercisable at prices ranging from $.10 to $.56 per share. The options have a weighed-average remaining life of 8.42 years at December 31, 2005.

8.	COMMITMENTS AND CONTINGENCY

Lease Commitments

The Corporation has entered into non-cancellable lease agreements covering office space expiring on March 31, 2011. The minimum future annual lease payments under all non-cancellable operating leases are as follows:

13

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005

Year ending December 31,
2006	$60,000
2007	60,000
2008	60,000
2009	60,000
2010	60,000
2011	15,000

Total	$315,000

Lease rental expense for the year ended December 31, 2005 was $42,000.

General Litigation

The Corporation is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Corporation.

9.	RETIREMENT PLAN

The Corporation sponsors a 401(k) plan covering all employees of the Corporation. The Corporation’s contributions to the plan are determined annually by the Board of Directors. No contributions were made by the Corporation to the plan during the year.

10.	SIGNIFICANT ESTIMATE AND CONCENTRATION

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Grant Revenue

The Corporation receives grant funds, principally from the federal government for research activities, which are governed by various rules and regulations. Expenditures charged to these activities are reimbursed to the Corporation after review and adjustments by the grantors. Therefore, the Corporation may become liable to refund money to funding agencies where it fails to comply with contract

14

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005
provisions. Also, the ability of the Corporation to collect any related receivables is subject to the compliance approval process on the activities related to those reimbursable expenditures. Any liability for potential recoupment or reimbursement that could arise from such review is not considered material.

The Corporation receives more than 90% of its revenue from federal grants related to cancer research.

11.	SUBSEQUENT EVENT

On October 31, 2006, Biomira Inc. (“Biomira”), a publicly traded biotechnology Company located in Edmonton, Alberta, Canada, announced the acquisition of the Corporation. Biomira specializes in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. Concurrent with the acquisition of the Corporation, all outstanding stock options were exercised and the stock related thereto was acquired by Biomira.

12.	RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP), which differ in certain respects from those applied in Canada. The following items present the impact of material differences between U.S. GAAP and Canadian GAAP on the Corporation’s financial statements.

2005

Statement of operations
Net loss –U.S. GAAP (as reported)	$(157,076)
Stock-based compensation expense under APB No. 25	186,599
Stock-based compensation expense under CICA HB Section No. 3870	(210,506)

Net loss – Canadian GAAP	$(180,983)

15

ProlX Pharmaceuticals Corporation
(A Delaware Corporation)
Notes to the Financial Statements
(expressed in United States dollars)
Year Ended December 31, 2005

	2005

	U.S.	Canadian
	GAAP	GAAP

Balance sheet
Common stock	$2,039	$2,039
Additional paid-in capital	980,101	—
Accumulated deficit	(1,105,473)	(946,846)
Unearned stock option plan compensation	(86,736)	—
Contributed surplus	—	734,738
Total stockholders’ deficit	(210,069)	(210,069)

Stock-based compensation

Under U.S. GAAP, and in accordance with APB No. 25, the Corporation has elected to continue measuring stock-based compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the fair value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock.

Under Canadian GAAP, and in accordance with CICA HB Section 3870, stock-based compensation related to options granted subsequent to January 1, 2002 are required to be measured at their estimated fair value and expensed over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. The estimated fair value of stock options granted was determined using the minimum value pricing model with the following assumptions: dividend yield of 0.0%, an expected life of ten years, and an average risk-free interest rate of 4.00% to 6.00%.

For stock options granted prior to January 1, 2002, the Corporation continues to follow the accounting policy under which no expense is recognized. When these stock options are exercised, the proceeds are credited to share capital.

16

Item 3.4
PROLX PHARMACEUTICALS CORPORATION
Audited Financial Statements
As at and for the year ended December 31, 2004

Independent Auditors’ Report
Board of Directors
ProlX Pharmaceuticals Corporation
Tucson, Arizona
We have audited the accompanying balance sheet of ProlX Pharmaceuticals Corporation as of December 31, 2004, and the related statement of operations, shareholders’ deficiency and cash flows for the year then ended. These financial statements are the responsibility of the ProlX Pharmaceuticals Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with U.S. generally accepted auditing standards established by the AICPA Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ProlX’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProlX Pharmaceuticals Corporation as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, ProlX Pharmaceuticals Corporation’s long-term capitalization raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Beach, Fleischman & Co., P.C. (signed)
Tucson, Arizona
September 9, 2005

1

PROLX PHARMACEUTICALS CORPORATION
BALANCE SHEET
DECEMBER 31, 2004
(expressed in United States dollars)

ASSETS
Current assets:
Cash and cash equivalents	$15,714
Accounts receivable	45
Other current assets	87,653

Total current assets	103,412

Equipment, net	19,962

Intangible assets, net	333,167

Total assets	$456,541

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Accounts payable	$452,738
Accrued expenses	743

Total current liabilities	453,481

Notes payable	199,000
Notes payable, member	26,000
Deferred rent	17,652

242,652

Commitments and contingency

Shareholders’ deficiency:
Common stock, $.001 par value; 3,000,000 shares authorized; 2,038,813 shares issued and outstanding	2,039
Deferred stock-based compensation	(102,245)
Additional paid-in capital	809,011
Deficit	(948,397)

Total shareholder’s deficiency	(239,592)

Total liabilities and shareholders’ deficiency	$456,541

See notes to financial statements

2

PROLX PHARMACEUTICALS CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)

Grant revenue	$713,752

Costs and expenses:
Payroll and payroll related costs	343,562
Depreciation and amortization	54,698
Other	104,424
Professional services	58,019
Rent	57,316
Scientific subcontracts	207,899
Stock-based compensation	75,371
Supplies	17,482

Total expenses	918,771

Net loss	$(205,019)

See notes to financial statements

3

PROLX PHARMACEUTICALS CORPORATION
STATEMENT OF SHAREHOLDERS’ DEFICIENCY
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)

			Deferred	Additional
	Common stock		stock-based	paid-in
	Shares	Amount	compensation	capital	Deficit	Total

Balance, December 31, 2003, as restated	2,025,001	$2,025	$(45,656)	$626,815	$(743,378)	$(160,194)

Stock options issued to employees			(88,780)	243,180		154,400

Amortization of stock-based compensation			23,591			23,591

Forfeiture of nonvested stock options			8,600	(8,600)

Forfeiture of vested stock options				(102,620)		(102,620)

Stock sales	11,312	11		49,989		50,000

Stock options exercised	2,500	3		247		250

Net loss					(205,019)	(205,019)

Balance, December 31, 2004	2,038,813	$2,039	$(102,245)	$809,011	$(948,397)	$(239,592)

See notes to financial statements

4

PROLX PHARMACEUTICALS CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)

Cash flows from operating activities:
Net loss	$(205,019)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	30,607
Amortization of patents	24,091
Stock-based compensation	75,371
Changes in operating assets and liabilities:
Accounts receivable	2,699
Other current assets	(63,559)
Accounts payable	123,998
Accrued expenses	(230)
Deferred rent	17,652

Total adjustments	210,629

Net cash provided by operating activities	5,610

Cash flows used in investing activities:
Purchases of property and equipment	(1,455)
Patent development costs	(86,291)

Net cash used in investing activities	(87,746)

Cash flows from financing activities:
Proceeds from notes payable, related party	26,000
Proceeds from issuance of common stock	50,250

Net cash provided by financing activities	76,250

Decrease in cash and cash equivalents	(5,886)

Cash and cash equivalents, beginning of year	21,600

Cash and cash equivalents, end of year	$15,714

See notes to financial statements

5

PROLX PHARMACEUTICALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)
1.	Description of business and summary of significant accounting policies:
Description of business:
ProlX Pharmaceuticals Corporation (ProlX or the Company) is incorporated in Delaware and is engaged primarily in the research and development of pharmaceuticals designed for the treatment of cancer. ProlX is subject to the risks associated with emerging biopharmaceutical companies, including competition from other emerging pharmaceutical products and the ability to successfully commercialize its own developing pharmaceutical products. ProlX’s operations are located in Tucson, Arizona.
Basis of accounting
The financial statements of the Company have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Revenues:
The Company generates revenue through various Small Business Innovative Research grants administered by the U.S. Department of Health and Human Services (DHHS) (the Grants). The Grants are provided to small companies with the primary objective being the development of new drugs and therapies in the care and treatment of cancer patients. Under the terms of these Grants, the Company recognizes revenue when the associated research expenses are incurred.
Cash and cash equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
The Company places its cash with high quality credit institutions. At times, such deposits may be in excess of the FDIC insurance limit; however, management does not believe it is exposed to any significant credit risk on cash.
Accounts receivable:
Accounts receivable primarily represents amounts requested for reimbursement under the terms of the Grants.
Equipment and depreciation:
Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

6

PROLX PHARMACEUTICALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)
1. Description of business and summary of significant accounting policies (continued):
Intangible assets:
Patent development costs represent legal costs incurred by the Company to develop and file applications for patents on developed pharmaceutical technologies. The costs are amortized over the shorter of twenty years commencing with the filing of the patent application with the federal government or the remaining protection period provided by the patent.
The Company assesses on an ongoing basis the recoverability of capitalized patent development costs by determining the ability of the patent to generate future cash flows sufficient to recover the recorded amounts over remaining useful lives. This process requires the judgment of management and is subject to the occurrence of future events or circumstances that are not necessarily determinable at the present time. The Company currently anticipates that the recorded amounts will be fully recovered and, accordingly, no valuation adjustment has been recognized to date.
Scientific subcontract costs:
Certain research activities, including animal, toxicology and formulation studies, are subcontracted to third parties. Under the terms of these arrangements, the Company is billed fixed amounts by the subcontractor and recognizes the associated costs as such services are provided.
Income taxes:
Deferred income taxes are provided for temporary differences arising primarily from accrual basis recognition of certain expenses and the use of straight-line depreciation for financial statements and cash basis recognition of certain expenses and accelerated depreciation methods for income taxes. In addition, deferred income taxes are provided for carryforwards of net operating losses available to offset future taxable income and contribution carryforwards.
The tax provision differs from the benefit that would result from applying statutory rates to loss before income taxes because of management’s election to provide an allowance for deferred tax assets since its realization is not assured.
2.	Liquidity and capital resources:
For the year ended December 31, 2004, the Company incurred net losses of approximately $205,019. The Company has historically obtained its working capital requirements mainly through the indirect cost and fixed fee components of federal grants. Because these sources of funds are not immediately available in the ordinary course of business, the Company’s inadequate long-term capitalization raises substantial doubt about its ability to continue as a going concern. The 2004 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7

PROLX PHARMACEUTICALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)
2.	Liquidity and capital resources (continued):
In August 2005, the Company entered into a licensing agreement with another company to jointly develop and commercialize a pharmaceutical compound. The agreement provides for an initial nonrefundable license fee of $250,000 and additional contingent payments based on achieving certain milestones as defined in the agreement. Management believes that this contract will address the Company’s liquidity and capital resource issues and allow them to continue their operations.
3.	Equipment:

Research equipment	$248,384
Less accumulated depreciation	228,422

$19,962

Depreciation expense for the year ended December 31, 2004 was $30,607.
4.	Intangible assets:

Patents	$422,154
Less accumulated amortization	88,987

$333,167

Amortization expense for the year ended December 31, 2004 was $24,091. Estimated annual amortization expense for each of the next five years is approximately $25,000.
5.	Notes payable:
ProlX has an agreement with Innovation Works, Inc., formerly the Ben Franklin Technology Center of Western Pennsylvania (the Agreement), under which $99,000 was outstanding at December 31, 2004. Under the Agreement, ProlX is not charged interest expense. The Agreement requires payment only in the event that ProlX receives consideration for the sale or license of the product or service it is developing with funds provided by this agreement. In the event that the product or service being developed by ProlX is not commercialized, the proceeds under the Agreement are not repayable. If the use of the funds results in the development of a product, process, or service which is commercialized, the return that the lender seeks is based upon gross revenues. Additionally, the Agreement requires that if ProlX commercializes a product or service developed in full or in part with the loan funds, it must be manufactured in the Commonwealth of Pennsylvania for a period of ten years. If manufacturing is not maintained in the Commonwealth of Pennsylvania for the ten-year period, ProlX is required to pay a transfer fee equal to three times the amount of the total funds.

8

PROLX PHARMACEUTICALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)
5.	Notes payable (continued):
ProlX has another agreement with Innovation Works, Inc., formerly the Ben Franklin Technology Center of western Pennsylvania, (the Agreement) under which $100,000 was outstanding at December 31, 2004. Under the agreement, ProlX is not charged interest expense. The Agreement requires payment only in the event that ProlX receives consideration for the sale or license of the product or service it is developing with funds provided by this agreement. In the event that the product or service being developed by ProlX is not commercialized, the proceeds under the Agreement are not repayable. Additionally, the Agreement requires that if the Company commercializes a product or services developed in full or in part with the loan funds, it must maintain a significant presence (as defined as 80% of its personnel) in the Commonwealth of Pennsylvania for ten years. If a significant presence is not maintained in the Commonwealth of Pennsylvania for the ten-year period, ProlX is required to pay a transfer fee equal to three times the amount of the total funds. If the Company is required to repay Innovation Works, Inc. the amount of repayment would represent the original funding amount multiplied by a factor ranging from one to two.
6.	Related party transactions:
The Company has received various unsecured advances from a member. These advances bear interest at 4% per annum. The outstanding balance of these advances was $26,000 at December 31, 2004. The advances are payable in full at maturity. Maturity dates range from April 2006 through December 2006.
7.	Commitments and contingency:
Lease agreement:
The Company leases office facilities under an operating lease that expires on March 31, 2011. Total expense under this lease was $47,652 for 2004.
Minimum future annual lease payments and straight-line rentals are as follows:

	Minimum
Year ending	future rent	Straight-line
December 31,	payments	rent expense
2005	$61,350	$63,535
2006	63,191	63,535
2007	65,086	63,535
2008	67,039	63,535
2009	69,050	63,535
Thereafter	89,030	79,419

	$414,746	$397,094

9

PROLX PHARMACEUTICALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)
7.	Commitments and contingency (continued):
Funding and audit assessments:
ProlX receives all of its revenues from federal grants and a significant reduction in the level of this support, if it were to occur, could have a material effect on the activities of ProlX. The grants are subject to compliance audits by the granting agency. Assessments from such audits, if any, are recorded when the amounts of such assessments are reasonably determinable. ProlX has not received any assessments.
8.	Stock options:
The Company has issued stock options pursuant to the 2001 ProlX Pharmaceuticals Corporation Stock Option Plan (the Plan). The Plan provides for the granting of shares of common stock to employees and directors of the Company or to individuals who are rendering services as consultants, advisors, or other independent contractors by the Company’s Board of Directors. The options may be exercised at any time on or before ten years from the date of grant.
Stock options outstanding at December 31, 2004 are as follows:

	Weighted
	average price	Number of
	per share	shares
Outstanding, January 1, 2004	$0.44	224,000
Granted	0.56	63,000
Forfeited or expired	0.10	(41,500)
Exercised	0.10	(2,500)

Outstanding, December 31, 2004	$0.57	243,000

Exercisable, December 31, 2004	$1.08	80,392

Options outstanding at December 31, 2004 were exercisable at prices ranging from $.10 to $2.71 per share. The options have a weighed-average remaining life of 7.65 years at December 31, 2004.
There are two methods to account for stock option plans under U.S. generally accepted accounting principles. The Company has chosen to account for the stock options under APB No. 25, Accounting for Stock Issued to Employees. Under this method, stock-based employee compensation expense totaling $75,371 has been recognized during the year. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. The estimated fair value of stock options granted was determined using the minimum value pricing model with the following assumptions: dividend yield of 0.0%, an expected life of ten years, and average risk-free interest rate of 4.24%.

10

PROLX PHARMACEUTICALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)
8.	Stock options (continued):

Net loss, as reported	$(205,019)
Add: Stock-based employee compensation expense included in reported net loss	75,371
Less: Total stock-based employee compensation expense determined under fair value based method	(184,160)

Proforma net loss	$(313,808)

9.	Salary reduction plan:
The Company maintains a 401(k) defined contribution for employees. The Company may make contributions to the plan at its discretion. No employer contributions were made to the plan during 2004.
10.	Income taxes:

	Current	Noncurrent	Total
Deferred tax asset	$—	$206,000	$206,000
Deferred tax liability	13,000	—	13,000

	13,000	206,000	219,000
Less valuation allowance	(13,000)	(206,000)	(219,000)

	$—	$—	$—

Management has elected to provide a deferred tax asset valuation equal to the potential benefit due to the Company’s history of losses. When the Company demonstrates the consistent ability to generate taxable income, management will re-evaluate the amount allowed. The valuation allowance decreased by $101,000 during 2004.
The Company has net operating loss carryforwards of approximately $266,000 and $263,000 for federal and state purposes that are available to offset future taxable income. The loss carryforwards begin to expire in 2024 and 2006 for federal and state purposes.

11

PROLX PHARMACEUTICALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004
(expressed in United States dollars)
11.	Prior period adjustment:
During 2004, it was determined that the Company had incorrectly overstated its deferred revenue liability as of and for the year ended December 31, 2003 in the amount of $48,307. The restatement decreased net loss for 2003 and deficit at December 31, 2003 as previously reported. This item had no effect on net loss for 2004 or income tax expense for 2003 or 2004.

Total stockholders’ deficit, beginning	$(208,501)
Prior period adjustment related to deferred revenue	48,307

Total stockholders’ deficit, beginning, as restated	$(160,194)

12

Exhibit 2
Consent of Independent Certified Public Accountants
We consent to the use, through incorporation by reference in the Registration Statement No. 333-137342 of Biomira Inc., of our Independent Auditors’ Report dated November 21, 2006 to the Board of Directors and Stockholder of the Company on the following financial statements of the ProlX Pharmaceuticals Corporation:
•	Audited balance sheet as at December 31, 2005; and

•	Audited statement of operations, stockholders’ deficit and cash flows for the year ended December 31, 2005.
Yours truly,
/s/ McConnell & Jones LLP
Independent Certified Public Accountants
Houston, Texas
December 8, 2006

Exhibit 3
Consent of Independent Certified Public Accountants
We consent to the use, through incorporation by reference in the Registration Statement No. 333-137342 of Biomira Inc., of our Independent Auditors’ Report dated September 9, 2005, to the Board of Directors of the Company on the following financial statements of the ProlX Pharmaceuticals Corporation:
•	Balance sheet as at December 31, 2004; and

•	Statement of operations, shareholders deficiency and cash flows for the year ended December 31, 2004.
Sincerely,
/s/ Beach, Fleischman & Co., P.C.
Independent Certified Public Accountants
Tucson, Arizona
December 8, 2006

Exhibit 4
Comments by Independent Registered Chartered Accountants to U.S. Readers
on United States of America — Canada Reporting Differences
The compilation report included in the Business Acquisition Report of Biomira Inc. provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States of America standards on the reasonableness of the proforma adjustments and their application to the proforma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States of America standards, such compilation report would not be included.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
December 8, 2006